March 21, 2005



Steven Jacobs, Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549

         Re:      WNC Housing Tax Credit Fund VI, L.P., Series 10
                  Form 10-K for the year ended March 31, 2004
                  Form 10-Q for the quarter ended June 30, 2004
                  File No.  0-50837

Dear Mr. Jacobs:

     The registrant is in receipt of your letter dated February 14, 2005 respecting the referenced matters. Responses to the comments included in your letter are set forth below, numbered to correspond to the numbering system utilized in your letter.

1. Please be advised that the registrant disagrees with the statement that it has not included any discussion of financial position or results of operations as of March 31, 2004. In this regard, the registrant's response to prior comment 2 addressed only the year ended March 31, 2003, inasmuch as the staff's letter addressed only the year ended March 31, 2003. The registrant has included a discussion of financial position and results of operations as of March 31, 2004 in the MD&A. For example, please see the information included in the MD&A under the subheadings "Financial Condition," "Results of Operations," "Liquidity and Capital Resources," and "Future Contractual Cash Operations." While some of the information included therein may not be as extensive as that included in the annual reports of the other public issuers sponsored by the sponsor, that is due in part to the shorter term of existence and the ongoing acquisition activity of the registrant. As of March 31, 2004, the registrant had invested in three Local Limited Partnerships, and only two of the apartment complexes had commenced operations as of that date. As of March 31, 2004, the two properties which were operational as of March 31, 2004 were operating much as anticipated. As of today's date, the registrant has acquired six properties. With respect to the two properties operational as of March 31, 2004, the Partnership is obligated to make capital contributions thereto in the aggregate amount of approximately $3,566,344; with respect to the six properties which the registrant has invested in as of the date hereof, the registrant is obligated to make capital contributions in the aggregate amount of approximately $9,864,550.

     The registrant's principal business objective is to provide its investors with low-income housing tax credits. Therefore, the registrant's principal business consists of investing as a limited partner or non-managing limited liability company member in Local Limited Partnerships, each of which owns and

Steven Jacobs, Senior Staff Accountant
March 21, 2005
Page 2


operates a multi-family housing complex that qualifies for the tax credits. As stated above, the two properties which were operational as of March 31, 2004 were operating much as anticipated. The anticipated operations are discussed throughout the balance of the narrative portion of the annual report and in the financial statements proper. The registrant believes that the material information to its investors in these regards is the availability of anticipated tax credits, and the absence of results from the Local Limited Partnerships which deviate materially from the anticipated results. Accordingly, management believes that full consideration was given to Item 303 of Regulation S-K, and that the registrant's MD&A is presented in accordance therewith.

2. Please be advised that, based on the predictability of depreciation expense, interest expense and other historical trends, the registrant believes it is reasonable to anticipate that the registrant's share of the Local Limited Partnerships' quarterly operating results will be net losses. Once a Local Limited Partnership's real estate operations are stabilized, the net loss of the Local Limited Partnership is relatively consistent from quarter to quarter. Inasmuch as losses are anticipated and can be estimated with reasonable certainty (historically, this has proven to be the case for all the publicly-registered issuers sponsored by the sponsor), the registrant records an estimate of its share of a Local Limited Partnership's loss and reduces the carrying amount of its investment by such estimated loss. Adjustments, if any, from the estimated amounts to the actual amounts are made after receipt of the subsequent audited annual financial statements from the Local Limited Partnership. Although not explicitly contemplated by paragraph 19(g) of APB 18, the registrant believes that the recording of estimated losses in such a manner enables the registrant to more closely report its investment balance and meet the objectives of APB 18 as contemplated in paragraph 10 thereof. Notwithstanding the preceding, if unaudited quarterly results are reported to the registrant by a Local Limited Partnership which are reliably materially different from the estimated amounts, the differences are recorded by the registrant for the quarter in which it receives such unaudited quarterly financial statements.

3. Please be advised that the Local Limited Partnerships have a financial structure principally consisting of non-recourse mortgage loan(s), deferred development fees and owner equity. As set forth in the registrant's letter to you dated January 31, 2005, inasmuch as the registrant determined that each Local Limited Partnership was operationally viable at the date of the registrant's investment therein, no additional sources of capital were contemplated as necessary as of such date. The registrant's evaluation of the adequacy of equity was based upon the initial cash equity provided by the registrant and the Local General Partner(s) to the Local Limited Partnership, which ranged from one-third to one-half of the development cost of the project. Regarding the adequacy of equity, paragraph 6 of FIN 46 (R) states, in part:

     The initial determination of whether an entity is a variable interest entity shall be made on the date at which an enterprise becomes involved with the entity

Further, paragraph 5 states, in part:

     An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist.
                                                          ----------

Steven Jacobs, Senior Staff Accountant
March 21, 2005
Page 3


The above is further clarified by footnote 5 to paragraph 5:

     The phrase by design  refers to entities  that meet the  conditions in this
                ---------
     paragraph because of the way they are structured.

     The registrant has interpreted the above to mean that the adequacy of capital is measured at the date of the registrant's investment in a Local
Limited Partnership. As noted above, at such date the capital of the Local Limited Partnership was far in excess of the 10% threshold referred to in paragraph 9 of FIN 46(R). This level of capital was designed to be sufficient to allow the Local Limited Partnership to operate without the need for additional subordinated financial support. In this regard, please be advised that deferral of the developer fees for certain Local Limited Partnerships does not reduce the level of capital in those entities to a level that would be considered inadequate.

     The staff's comment appears to address the current equity of the registrant in the Local Limited Partnerships, and not the equity at the date of its investment in each Local Limited Partnership. The current partners' capital of less than 10% as noted in the staff's letter that exists as of March 31, 2004 is as designed, and is the result of expected losses, consisting principally of depreciation and interest expense. Such losses have reduced the registrant's equity investments in Local Limited Partnerships since the respective dates as of which the registrant invested in the Local Limited Partnerships.

4. Please be advised that the registrant believes that (i) the investment activities of the Local Limited Partnerships are made on behalf of the registrant, and (ii) the registrant does not hold disproportionately few voting rights. Because the Local Limited Partnerships are structured as limited partnerships or limited liability companies, voting rights are not dictated by ownership interests (as they would be for corporate shares); rather they are governed by limited partnership agreements or operating agreements where the respective rights of the partners or members are set forth in detail. The ownership interests of the Local General Partner and the registrant do dictate the allocation of the primary financial benefits of the investment in the tax-advantaged Local Limited Partnerships; the governing agreement of a Local Limited Partnership dictates the rights of the Local General Partner and the registrant (as the partners or members thereof) in making operating and financial decisions. The primary financial benefits are the expected tax credits and tax losses (primarily from depreciation and interest expense) that are allocated based solely upon the ownership interests (usually, 0.01% to the Local General Partner and 99.9% to the registrant). That is, 99.9% of the tax credits generated by the Local Limited Partnership will be allocated to the registrant. The registrant believes that the rights granted to it in the governing agreement of a Local Limited Partnership are proportionate with its investment therein, and the expected returns from tax benefits, and at the same time are representative of the limited liability of its ownership interest.

     For a Local Limited Partnership, the management authority (as opposed to voting rights) that are given to the Local General Partner are more akin to day-to-day management of the property than to determining its the Local Limited Partnership's "activities." The management authority given to the Local General

Steven Jacobs, Senior Staff Accountant
March 21, 2005
Page 4

Partner is primarily of the type given to management agents, and entails maintaining and operating the apartment complex, setting budgets, managing tenants, hiring vendors and the like. If the Local General Partner does not perform these management functions to the satisfaction of the registrant, by engaging and supervising a competent property manager, the governing agreement provides voting rights to the registrant, enabling the registrant to replace the management agent and, in certain situations, the Local General Partner. Activities and major decisions of the Local Limited Partnership, such as obtaining financing, sale of the property, major improvements, admission of new owners or even sale of general partner interests, can only be conducted by the affirmative vote of the registrant, and are not controlled by the Local General Partner. Accordingly, the registrant believes that the Local General Partner's day-to-day management authority does not lead to a determination that the voting rights, ownership rights and other significant controls of the registrant are subordinate to those of the Local General Partner. The existence of veto rights or other protective rights and the absence of voting rights do not require treatment of the entity as a variable interest entity if the owners as a group control the entity and the entity investment meets the other requirements of the Interpretation.

     Furthermore, the registrant does not interpret the provisions of paragraph 5.c. to require absolute proportionality between benefits and voting control. As indicated in paragraph 5.c. itself and in footnote 11 thereto, the provision is intended to prevent a primary beneficiary from avoiding consolidation of a variable interest entity by organizing the entity with nonsubstantive voting interests. To the contrary, in the case of the registrant, the interests of the Local General Partner and the registrant as the owners of the Local Limited Partnership are designed to be reflective of their rights to receive benefits and to absorb losses. The rights retained by the registrant are substantive and include voting rights, ownership rights and other significant controls, as described previously. Because of the significance of its initial investment, the registrant does not allow the Local General Partner to manage the entity in ways that would endanger the quality of the registrant's investment. Accordingly, significant restraints are placed on the authority of the Local General Partner.

     The registrant believes that the aggregate of the participation rights held by the registrant is proportional to the allocation of, and responsibility for, losses and benefits and does not represent an attempt to avoid consolidation. The use of the equity method relies primarily on the nature of the registrant's investment combined with the fact that the Local General Partner does have substantive rights regarding operational management. The registrant believes this result (the equity method of accounting) is representative of the substance of its investment in Local Limited Partnerships.

     As previously noted, the registrant has a lower share in any residual value upon sale of an apartment complex. This concession is made as a result of the registrant's investment objective: the registrant invests in a Local Limited Partnership to obtain tax benefits and does not make its investments to obtain cash flows. To the extent residual cash flows are realized, it is the Local General Partner who benefits/suffers therefrom. However, the realization of such cash flows is unlikely due to the design of the Local Limited Partnerships and restriction of disposition of the underlying property by statute. In addition to

Steven Jacobs, Senior Staff Accountant
March 21, 2005
Page 5

the limited probability of such cash flows, their realization is projected so far into the future as to make their present value nominal.

     The registrant has therefore determined there is no disproportionate sharing of economic interest relative to voting interests, as contemplated under paragraph 5.c. Based upon that criteria, the registrant believes that the Local Limited Partnerships are not VIEs.

5. Please be advised that, in future filings beginning with the annual report on Form 10-K for the year ending March 31, 2005, the registrant will include all columns required by Rule 12-28 of Regulation S-X at a minimum.

     Please contact the undersigned if you have any further questions or comments in these regards.

                                Very truly yours,




                                /s/ Thomas J. Riha
                                ------------------
                                Thomas J. Riha,
                                Senior Vice President - Chief Financial Officer, WNC & Associates, Inc.